SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of July, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CNPJ n.º 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON JULY 18, 2006.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 22º floor, São Paulo, State of São Paulo, at 03.30 p.m.

CHAIRMAN: Roberto Konder Bornhausen

QUORUM: Half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

The Board of Directors, in accordance with the terms proposed by the Board of Officers on July 07th, 2006, approves the following:

1. Approved the proposal of payment of interest on capital stock referred to the second quarter of 2006 to the shareholders of the Company, on the following amounts:

(i) The gross amount of R$ 0.0337633 for each common share and of R$ 0.0337633 for each preferred share; and

(ii) The net amount of R$ 0.0286988 for each common share and of R$ 0.0286988 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. Besides that, it is approved payment to the shareholders of interest on capital stock complementary to the interest declared and paid according to the profit of the first semester of 2006, on the following amounts:

(i) The gross amount of R$ 0.0717635 for each common share and of R$ 0.0717635 for each preferred share; and

(ii) The net amount of R$ 0.0609990 for each common share and of R$ 0.0609990 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

3. Considering the payments approved on items 1 and 2 above, the total amount approved for the payment of interest on the capital stock to the shareholders of the Company corresponds to:

(i) The gross amount of R$ 0.1055268 for each common share and R$ 0.1055268 for each preferred share; and

(ii) The net amount of R$ 0.0896978 for each common share and R$ 0.0896978 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4. The payments mentioned on items 1 and 2 above will be effected in the form of the item 6 below. The amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of § 7th of the 9th article of the Federal Law nº 9,249/95 and of the caput of article 36 of the ByLaws of the Company.

5. Since the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. approved a similar proposal to the one described on the item 1 above on the Meeting of the Board of Directors held today, the bearer of Shares Deposit Certificates (“Units”) will be entitled to receive interest on the capital stock referred to total amount paid to the shares for it represented, in the form below:

(i) The gross amount of R$ 0.2408447 for each Unit;

(ii) The net amount of R$ 0.2047180 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%);

6. Finally, the payment of the mentioned interest will occur on July 31st, 2006 and the shares of the Company will be traded EX-INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, from July 19th, 2006 on. The date of July 21st, 2006 will be considered as “Record Date” in order to comply with the Company’s obligations under the Global Depositary Shares (“GDS”) program maintained by the Company in the United States of America. Each GDS traded on New York Stock Exchange (NYSE: UBB) corresponds to 10 Units.

7. It is important to mention that the above approved amounts already reflect the number of shares issued due to the stock dividend (“Bonificação de Ações”).

São Paulo, July 18th, 2006. (aa) Roberto Konder Bornhausen, Gabriel Jorge Ferreira, Pedro Moreira Salles, Israel Vainboim, Guilherme Affonso Ferreira and Tomas Tomislav Antonin Zinner. The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, July 18th, 2006.

______________________________________________

______________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 20, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer